SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-36551

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Blue Hills Bank
12 Gill Street, Suite 2600
Woburn, Massachusetts 01801

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Blue Hills Bancorp, Inc.
320 Norwood Park South
Norwood, Massachusetts 02062

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

E.I.N. 04-1466100 Plan Number 002

Financial Statements and Supplemental Schedule as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Contents	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION AS OF DECEMBER 31, 2014:
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)	18

SIGNATURES	19

EXHIBIT INDEX
EXHBIT 23.1 CONSENT OF WOLF & COMPANY, P.C.

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Blue Hills Bancorp, Inc.
Hyde Park, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by Blue Hills Bank (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SBERA 401(k) Plan as adopted by Blue Hills Bank as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of SBERA 401(k) Plan as adopted by Blue Hills Bank’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
Boston, Massachusetts
June 29, 2015

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013

Assets

Investment Plan interest in Savings Banks Employees Retirement Association ("SBERA") Common Collective Trust, at fair value	$11,882,881	$5,715,430

Notes Receivable from Participants	264,604	194,552

Employer Contribution Receivable	499,812	—

Net Assets Available for Benefits	$12,647,297	$5,909,982

The accompanying notes are an integral part of these financial statements.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

2014
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation of plan interest in Savings Banks Employees Retirement Association Common Collective Trust	$1,806,233
Interest Income on Notes Receivable from Participants	9,494
1,815,727
Contributions:
Employer	499,812
Participants	988,593
Participant rollovers	3,761,156
Total Contributions	5,249,561

Total Additions	7,065,288

Deductions from Net Assets Attributed to:
Benefits paid to participants	327,973

Total Deductions	327,973

Net Increase	6,737,315

Net Assets Available for Benefits
Beginning of Year	5,909,982

End of Year	$12,647,297
The accompanying notes are an integral part of these financial statements.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the SBERA 401(k) Plan as adopted by Blue Hills Bank (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

GENERAL
The Plan is a defined contribution plan covering substantially all employees of Blue Hills Bank (the “Bank”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Savings Banks Employee Retirement Association ("SBERA" or " the Plan Administrator"), which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

The Plan is a member of the SBERA Common Collective Trust (the “Trust”). Under the Trust agreement, the Plan owns a portion of the net assets of the Trust, which represents its interest in the Trust. Within the Trust, each plan’s assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

ELIGIBILITY
To become eligible for participation and the safe harbor, an employee must be at least age 21. To become eligible for the discretionary employer contribution, an employee must also have completed one year of service.

CONTRIBUTIONS
Each year, participants may contribute up to a percentage of pretax annual compensation, as defined in the Plan, up to the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions in accordance with the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank’s contributions to the Plan are determined by its Board of Directors. Contributions are subject to certain IRC limitations. There were no contributions made by the Bank to the Plan in 2013. The Bank made a safe harbor contribution in the amount of $499,812 for 2014. Beginning January 1, 2015, the Bank will make matching contributions of 100% of an employee's first 3% of deferral and 50% of the next 2% deferral.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions, Bank matching contributions and an allocation of Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

INVESTMENTS
The Plan currently offers the following investment options contained in the Trust to participants:

Equity Account:
This account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

Index 500 Account:
This account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Small Cap Growth Account:
This account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:
This account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account:
This account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

Large Cap Value Account:
This account’s investment philosophy combines detailed fundamental research, bottom up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:
This account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:
These accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.

All Asset Account:
The objective of the All Asset account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset account rebalances among the funds as real return values shift in the market.

SBERA Account:
The SBERA account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the account is expected to provide investors with long-term growth of capital and income. The SBERA account provides investors with greater diversification and significantly less risk than a more concentrated portfolio.

Money Market Account:
This account seeks to provide income consistent with the preservation of principal. This account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Bond Account:
This account seeks to provide income consistent with U.S. Investment grade bond market returns. The account will be invested in U.S. Government securities and agencies, mortgage pass-through securities, high quality corporate securities, debt and money market instruments. A prudent amount may be invested in below investment grade corporate bonds, foreign debt instruments and long-dated maturities.

Bank Shares:
A participant may invest in shares of Blue Hills Bancorp, Inc. Stock.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

VESTING
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at the rate of 4.25%. The note interest rate is set at the prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

HARDSHIP WITHDRAWALS
The Plan allows participants to make hardship withdrawals, provided certain conditions are met, as defined in the Plan agreement.

FORFEITURES
At December 31, 2014 and 2013, there were no forfeited nonvested account amounts. These accounts can be used to reduce future employer contributions.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s interest in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2014 and 2013 is its interest in the Trust. Consequently, it recognizes investment income based on its percentage of interest in the Trust.

NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

PAYMENT OF BENEFITS
Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES
Administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

NOTE 3 – INVESTMENT – PLAN INTEREST IN SBERA COMMON COLLECTIVE TRUST
(THE “TRUST”)

The following table represents the fair value of investments which individually exceed 5% of the Plan's net assets available for benefits at December 31,2014 and 2013:

	2014	2013
Common collective trust	$11,882,881	$5,715,430

All of the Plan’s investments are in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by several custodians.

The value of the Plan’s interest in the Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2014 and 2013, the Plan’s interest in the Trust was approximately 0.82% and 0.4% respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the net assets of the Trust at December 31:

	2014	2013
Assets:
Cash	$86,953,268	$92,573,647

Investments:
Collective Funds:
Fixed Income	168,526,133	162,259,416
Equity	402,081,703	399,682,807
Diversified	139,385,886	128,192,950
Total collective funds	709,993,722	690,135,173

Equity Securities	396,291,754	427,338,859
Diversified Mutual Funds	185,094,442	182,124,673
Hedge Funds	63,851,553	55,296,880
Certificates of deposits	5,375,981	5,690,700

Total Investments, at fair value	1,360,607,452	1,360,586,285

Notes receivable from participants	19,105,268	18,394,222
Other assets	7,204,084	3,326,415

Total Assets	$1,473,870,072	$1,474,880,569

Liabilities:
Accrued operating and other expenses	697,398	670,135

Net assets available for benefits	$1,473,172,674	$1,474,210,434

Plan interest in the Trust	$12,147,485	$5,909,982

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

The Plan’s interest in the Trust noted in the above schedule includes its portion of investments and notes receivable from participants.

The following table presents investments that represent 5% or more of the Common Collective Trust’s net assets at December 31:

	2014	2013
SSg&A S&P 500 Index	$243,523,610	$242,431,856

Trust investment income for the years ended December 31, 2014 was comprised of:

2014
Investment income:
Net realized and unrealized gains on investments	$45,477,755
Interest and dividends	18,795,435
Total investment income	64,273,190
Administrative expenses	(3,207,943)
Total Trust net investment income	$61,065,247

Portion allocated to this plan:
Investment income	$1,806,233
Interest income on notes receivable from participants	9,494
$1,815,727

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ("ASC") 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that management has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in these methodologies used at December 31, 2014 and 2013.

Certificates of deposit:
Certificates of deposit are measured at fair value in Level 1 at amortized cost, which approximates fair value.

Collective funds:
Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the Trustee, is used to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This value is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective Trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are generally classified as Level 2 in the fair value hierarchy.

Equity securities:
Valued at the closing price reported on the active market in which the individual securities are traded and are generally classified as Level 1 in the fair value hierarchy.

Mutual funds:
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These investments are generally classified as Level 1 in the fair value hierarchy.

Hedge funds:
The funds are valued at net asset value, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks. These investments are generally classified as Level 3 in the fair value hierarchy.

Common Collective Trust:
Valued at estimated fair value based on the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is derived from the Trust’s audited financial statements, based on the value on quoted prices in active markets and other observable inputs. The common collective trust is classified as Level 2.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2014:

		Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3
Certificates of Deposit	$5,375,981	$5,375,981	$—	$—
Collective Funds:
International equity	103,766,893	—	103,766,893	—
Domestic equity	298,314,810	—	298,314,810	—
Fixed-rate debt	168,526,133	43,900,489	124,625,644	—
Balanced	139,385,886	—	139,385,886	—
Total of Collective Funds	709,993,722	43,900,489	666,093,233	—
Equity Securities:
Basic materials	28,436,719	28,436,719	—	—
Consumer goods	62,216,652	62,216,652	—	—
Energy	7,371,710	7,371,710
Financial services	76,777,362	76,777,362	—	—
Healthcare	52,867,393	52,867,393	—	—
Industrial goods	28,327,850	28,327,850	—	—
Services	70,323,100	70,323,100	—	—
Technology	59,634,161	59,634,161	—	—
Utilities	10,336,807	10,336,807	—	—
Diversified Mutual Funds:
Alternate strategy	185,094,442	185,094,442	—
Total of Equity Securities	581,386,196	581,386,196	—	—
Hedge Funds	63,851,553	—	—	63,851,553
	$1,360,607,452	$630,662,666	$666,093,233	$63,851,553

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2013:

		Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3
Certificates of Deposit	$5,690,700	$5,690,700	$—	$—
Collective Funds:
International equity	111,447,845	—	111,447,845	—
Domestic equity	288,234,962	—	288,234,962	—
Fixed-rate debt	162,259,416	61,291,699	100,967,717	—
Balanced	128,192,950	—	128,192,950	—
Subtotal of Collective Funds	690,135,173	61,291,699	628,843,474	—
Equity Securities:
Basic materials	37,903,045	37,903,045	—	—
Consumer goods	44,604,928	44,604,928	—	—
Financial services	60,560,007	60,560,007	—	—
Healthcare	62,878,058	62,878,058	—	—
Industrial goods	32,518,803	32,518,803	—	—
Services	91,157,829	91,157,829	—	—
Technology	92,990,178	92,990,178	—	—
Utilities	4,726,011	4,726,011	—	—
Diversified Mutual Funds
Alternate strategy	172,436,182	172,436,182	—	—
Total of Equity Securities	599,775,041	599,775,041	—	—
Hedge Funds	64,985,371	—	—	64,985,371
	$1,360,586,285	$666,757,440	$628,843,474	$64,985,371

TRANSFERS BETWEEN LEVELS
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and the size of the transfer relative to total net assets available for benefits.

There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2014 and 2013.

The following table sets forth a summary of changes in fair value of the Trust’s Level 3 assets:

	2014	2013
Balance, beginning of the year	$64,985,371	$57,502,567
Sales	(5,500,000)	—
Unrealized appreciation	922,880	4,832,076
Issuances	3,443,302	2,650,728
Balance, end of year	$63,851,553	$64,985,371

The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date are $922,880 and $4,832,076 for the years ended December 31, 2014 and 2013, respectively. Changes in unrealized appreciation included in changes in net assets for the period are reflected in the Plan’s share of the Trust’s investment income.

In estimating the fair value of investments in Level 3, the Investment Committee may use third-party pricing sources or appraisers. In substantiating the reasonableness of the pricing data provided by the third parties, the Investment

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

Committee evaluates a variety of factors including review of methods and assumptions used by external sources, recently executed transactions, existing contracts, economic conditions, industry and market developments and overall credit ratings.

Information relating to fair value measurements of Common Collective Trust (CCT) investments in certain entities that calculate net asset value per share is as follows at December 31, 2014 and 2013:

	Fair Value		Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	2014	2013
Common Collective Trust:
Mercator International Equity Fund (b)	$58,120,910	$63,209,240	—	Monthly	5 business days for large cash movements, 2 business days for small cash movements
SSg&A S&P 500 Index (c)	243,523,610	242,431,856	—	Daily	1 business day prior to intended trade date, by 8:30am
Mellon Global Alpha 1(d)	54,791,199	45,803,106	—	Daily	2 business days prior to intended trade date, by 5:00pm EST
Black Rock U.S. Debt Index Fund T (e)	39,055,235	39,152,225	—	Daily	2 business days prior to intended trade date, by 12:00pm
Wellington Core Bond Plus (f)	85,570,410	61,815,492	—	Daily	1 business day prior to intended trade date, by 4:00pm
BlackRock Target Dates (g)	139,385,884	128,192,950	—	Daily	Day of trade date, by 4:00pm
SSg&A International Fund (i)	45,645,983	48,238,605	—	Daily	1 business day prior to intended, by 8:30am

Multi-strategy hedge funds:
GMO Multi-Strategy Fund Offshore E (h)	10,585,340	9,688,491	—	Monthly	10 business days in advance of month end
Entrust Capital Diversified Fund QP, Ltd. (a)	33,446,842	32,863,176	—	Quarterly	90 Days
Crestline ERISA Funds, Ltd. (j)	16,588,112	21,585,994	—	Quarterly	90 Days
Crestline Offshore Opportunity Fund II (k)	3,231,260	847,710	—	Quarterly	90 Days
	$729,944,785	$693,828,845	$—

(a) This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The fund’s objective is to seek above-average rates of return and long-term capital growth through an investment in EnTrust Capital Diversified Fund Ltd., a fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers. The fair values of the investments in this category have been determined using the net asset value per share of the fund.

(b) The objective of this fund is to provide superior investment returns for its clients through value-oriented, broadly diversified portfolios. The fund’s approach is to identify attractive, undervalued securities and to select those that have good prospects either for a recovery in earnings or for growth in earnings over the long term.

(c) The investment seeks to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index (the “S&P 500”). Under normal market conditions, the fund will not invest less than 80% of its total assets in stocks in the index. It generally intends to invest, via the portfolio, in all 500 stocks comprising the

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

S&P 500 in approximate proportion to their weightings in the S&P 500. The fund may sell securities that are represented in the S&P 500, or purchase securities that are not yet represented in the S&P 500, in anticipation of their removal from or addition to the S&P 500.

(d) The objective of this fund is to maximize total return from income and capital growth. The fund invests at least 90% of its assets in a portfolio of international sovereign, government, agency, corporate, bank and asset backed debt and debt-related securities and in derivatives.

(e) This is an index fund that seeks to match the performance of the Barclays Capital Aggregate Bond Index (the “BCABI”) by investing in a diversified sample of the bonds that make up the BCABI. The BCABI is the broadest measure of the US investment grade bond market and is comprised of US Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

(f) The objective of the Portfolio is to seek long-term total return by investing primarily in Sterling denominated fixed income debt securities. The investment approach combines a base of Sterling fixed income strategies with an overlay of global best ideas from the global fixed income and currency markets.

(g) BlackRock Municipal Target Term Trust is a non-diversified, closed-end management investment company incorporated in the USA. The fund's objective is to manage a portfolio of municipal debt securities, while providing current income exempt from regular Federal income tax.

(h) This fund’s investment objective is capital appreciation. The fund seeks to achieve its investment objective with low volatility relative to the equity markets. The fund expects to have low correlation to traditional market indices. Each trust aims to outperform the UBS Australia Bank Bill Index by 8% per annum over a full market cycle with a standard deviation of returns of 5% per annum.

(i) The fund’s objective is to provide long-term capital growth. The fund invests in equity securities primarily of foreign issuers. The holdings are composed of, but not limited to, countries in Europe, Australia, and the Far East.

(j) This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The fund’s objective is to achieve superior risk adjusted capital appreciation over the long term, generally through an investment in Crestline Offshore Fund, Ltd., which in turn invests in private investment funds and discretionary managed accounts, structured notes, swaps, or other similar products. The fair values of the investments in this category have been determined using the net asset value per share of the investments. The investments in this category have exceeded the redemption restriction in effect after initial acquisition.

(k) This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies.The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair values of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with agreement terms for portfolio-managed investments, notes, swaps and other similar products.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

NOTE 6 - TAX STATUS

The SBERA 401(k) Plan is a Prototype Plan. SBERA maintains the overall prototype plan document (master document). As of March 31, 2014, a favorable opinion letter has been received for all 401(k) plans. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan, through its investment in the Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8 - RELATED-PARTY AND PARTY IN INTEREST TRANSACTIONS

Northeast Retirement Services (NRS), by contract with the approval of the Boards of Directors of SBERA and NRS, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. Effective November 1, 2013, the rate for the 401(k) plan was $929.50 per employer member per quarter, plus $21.00 per active participant per quarter ($24.00 for member with bank stock), plus an additional 1.25 basis point assessment on assets. Prior to November 1, 2013, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $18.50 per active participant per quarter ($21.50 for member with bank stock), plus an additional 1.25 basis point assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends notes to participants, who are considered parties-in-interest.

During 2014, Blue Hills Bancorp, Inc. completed an initial public stock offering and as a result Participants may allocate any portion of their contributions to purchase common shares of Blue Hills Bancorp, Inc.
Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Blue Hills Bancorp, Inc.’s common stock amounted to $5,693,848 at December 31, 2014. During 2014 the Plan purchased and sold 420,687 and 1,076 number of shares respectively. Because the Bank is the Plan Sponsor, transactions involving Blue Hills Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
E.I.N. 04-1466100 Plan Number 002
December 31, 2014

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (1)	Cost (2)	Current Value
*	Savings Banks Employees Retirement Association	Savings Banks Employees Retirement Association Common Collective Trust	$—	$11,882,881

*	Participant loans	Notes with a per annum interest rate of 4.25% and maturity dates ranging from June 5, 2014 to April 19, 2033	—	264,604
				$12,147,485

(1)	There were no investment assets which were both acquired and disposed of during the Plan year.
(2)	Cost information is not required for participant directed investments.

*	Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK

June 29, 2015	By:	/s/ William M. Parent
William M. Parent
President and Chief Executive Officer